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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MEDIA SCIENCES INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

58446X 10 7

(Cusip Number)

Stephen T. Braun, Esq.
Boult Cummings Conners & Berry, PLC
414 Union Street, Suite 1600
Nashville, Tennessee 37219
(615) 252-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58446X 10 7			Page 2 of 5

1.	Name of Reporting Person: Richard L. Scott		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐	N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 823,750

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 823,750

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 823,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.6%

14.	Type of Reporting Person (See Instructions): IN

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This Amendment No. 1 amends the Schedule 13D filed by Richard L. Scott (the “Reporting Person”) on April 12, 2004 (the “Schedule 13D”), with respect to shares of Common Stock, $.001 par value (“Common Stock”), of Media Sciences International, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person has used personal funds of approximately $982,513 to acquire 823,750 shares of Common Stock in open market transactions. The Common Stock was purchased by three different entities controlled by the Reporting Person.

Item 5. Interest in Securities of the Issuer

(a)	The 823,750 shares of the Common Stock owned by the Reporting Person constitute 9.6% of the outstanding Common Stock of the Issuer. Such percentage of ownership is based on 8,602,210 outstanding shares of Common Stock, the number of outstanding shares of Common Stock of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004.

(b)	The Reporting Person has sole voting and dispositive power with respect to the Common Stock.

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(c)	The Reporting Person purchased the following shares of the Common Stock of the Issuer in open market transactions since April 12, 2004, the date of filing of the Schedule 13D:

Purchase	Number of	Price	Aggregate
Date	Shares	Per Share	Consideration
04/15/04	13,000	1.21	15,755
04/27/04	10,400	1.35	14,063
04/30/04	1,700	1.33	2,259
05/04/04	400	1.36	543
05/05/04	9,500	1.32	12,555
05/10/04	6,000	1.28	7,705
05/11/04	1,000	1.27	1,265
05/12/04	1,000	1.25	1,245
05/14/04	10,600	1.22	12,957
05/20/04	16,400	1.14	18,703
05/21/04	20,000	1.07	21,425

	90,000		$108,475

(d)	The Common Stock was purchased by three different entities controlled by the Reporting Person, including 87,300 shares purchased by the Frances Annette Scott Revocable Trust, of which the Reporting Person’s spouse is the trustee.

(e)	Not applicable.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 27, 2004

/s/ Richard L. Scott
Richard L. Scott

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